UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Trinity Place Holdings Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

89656D101

(CUSIP Number)

Third Avenue Management LLC

Attn: Michael A. Buono

675 Third Avenue, Suite 2900-05

New York, NY 10017

(212) 888-5222

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

       March 18, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

CUSIP No. 89656D101	13D	Page 2 of 4 Pages
1		NAMES OF REPORTING PERSONS Third Avenue Management LLC (01-690900)
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,109,472
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,109,472
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,109,472
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.69%
14		TYPE OF REPORTING PERSON IA

Amendment No. 5

Schedule 13D

This Amendment No. 5 to the Statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Trinity Place Holdings Inc., a Delaware corporation (the “Issuer”), and is being filed by Third Avenue Asset Management LLC (“TAM”).

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 to the Schedule 13D is amended and restated as follows:

The Third Avenue Real Estate Value Fund, sold 800,000 shares of Common Stock for a total of $210,158.29, upon orders of TAM acting as adviser.

Item 4. Purpose of Transaction.

The Third Avenue Real Estate Value Fund has adjusted its exposure to certain holdings within the Fund for portfolio management purposes, pursuant to which it has effected the sales of Common Stock reported in this amendment to the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is amended and restated as follows:

(a-b) The aggregate number and percentage of Common Stock to which the Schedule 13D relates is 4,109,472 shares of Common Stock, constituting approximately 10.69% of the Common Stock outstanding.1 TAM has sole beneficial ownership of such shares. TAM is a registered investment adviser that acts as direct adviser to certain investment companies and other funds, and as an adviser to separately managed accounts, and advises the following fund accounts with respect to the Common Stock.

1. Third Avenue Trust, on behalf of Third Avenue Real Estate Value Fund

(x) Amount beneficially owned: 4,109,472 shares of Common Stock

(y) Percent of class: 10.69%

(z) Number of Common Shares as to which TAM has:

(i) Sole power to vote or direct the vote: 4,109,472

(ii) Shared power to vote or direct the vote: 0

(iii) Sole power to dispose or direct the disposition: 4,109,472

(iv) Shared power to dispose or direct the disposition: 0

[1]	Based upon 38,444,787 shares of Common Stock reported by the Issuer to be outstanding as of January 2, 2024, based on the Schedule 14A filed on January 30, 2024.

(c) The table below lists all the transactions in the Issuer's Common Stock effected during the sixty days prior to the date set forth on the cover page. All transactions were made in the open market:

Fund	Date of Purchase/Sale	Buy/Sell	Number of Shares	Execution Price
Third Avenue Real Estate Value Fund	3/18/2024	Sell	800,000	0.27

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Issuer’s Common Stock other than the funds identified above.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is not applicable.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

THIRD AVENUE MANAGEMENT LLC

Dated: March 20, 2024	By:	/s/ Michael A. Buono
	Name:	Michael A. Buono
	Title:	Chief Financial Officer